Exhibit 99.1

BRUUSH ORAL CARE INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED APRIL 30, 2023

(Expressed in U.S. dollars)

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in U.S. dollars)

As at	Note	April 30, 2023	October 31, 2022

ASSETS
Current
Cash		$194,321	$72,921
Term deposit		-	18,506
Accounts and other receivables	3	152,604	175,256
Inventory	4	142,950	241,341
Prepaid expenses and deposits	5	395,976	677,474
		885,851	1,185,498
Non-current
Equipment		4,914	5,619
Total assets		$890,765	$1,191,117

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	6,8	$2,308,607	$1,345,288
Due to related party	8	311,774	-
Loan payable	7	2,336,222	-
Deferred revenue		2,009	6,045
Warrant derivative	10	1,107,775	1,242,580
Total liabilities		6,066,387	2,593,913

SHAREHOLDERS’ EQUITY
Share capital	9	24,889,414	23,845,704
Obigation to issue securities	9	283	-
Reserves	9	1,905,507	1,137,814
Accumulated deficit		(31,970,826)	(26,386,314)
Total shareholders’ equity		(5,175,622)	(1,402,796)
Total liabilities and shareholders’ deficiency		$890,765	$1,191,117

Nature of operations and going concern (Note 1)

Contingencies (Note 14)

Subsequent events (Notes 7, 9 and 14)

Approved and authorized for issue by the Board of Directors on September 13, 2023.

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars, except for the number of shares)

		Three months ended		Six months ended
	Note	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022

Revenues		$325,532	$301,978	$1,401,624	$1,111,808
Cost of goods sold	4	79,336	97,825	436,086	376,088
Gross Profit		246,196	204,153	965,538	735,720

Expenses
Advertising and marketing		620,203	425,903	4,483,815	2,567,496
Amortization and depreciation expense		1,062	2,787	2,110	5,640
Commission		12,899	9,954	62,447	29,841
Consulting	8	273,202	142,384	559,177	482,991
Interest and bank charges		220,179	231,122	224,344	358,445
Inventory management		6,549	4,459	18,143	12,896
Merchant fees		9,221	27,393	47,923	56,460
Office and administrative expenses		116,982	48,882	260,122	123,782
Professional fees	8	43,429	27,034	260,802	73,519
Research and development		1,500	-	1,680	-
Salaries and wages	8	358,465	254,790	757,208	436,575
Share-based compensation	8,9	202,884	-	406,154	7,861
Shipping and delivery		152,205	135,935	450,147	350,096
Travel and entertainment		38,090	52,853	68,884	127,359
		(2,056,870)	(1,363,496)	(7,602,956)	(4,632,961)

Other items
Financing costs	10	-	(1,650,000)	(417,794)	(3,150,000)
Foreign exchange		14,179	7,591	(31,745)	19,737
Gain on revaluation of warrant derivative	10	1,292,230	68,779	1,473,271	181,078
Other income	11	159,324	-	159,324	-
Write down of prepaid inventory	5	(130,150)	-	(130,150)	-
		1,335,583	(1,573,630)	1,052,906	(2,949,185)

Net and comprehensive loss		$(475,091)	$(2,732,973)	$(5,584,512)	$(6,846,426)

Loss per share - Basic and diluted		$(0.95)	$(17.39)	$(12.79)	$(43.56)

Weighted average number of common shares outstanding - basic and diluted		498,721	157,154	436,525	157,154

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited - Expressed in U.S. dollars, except for the number of shares)

	Common Stock		Obligation
	Number		to issue		Accumulated
	of shares	Amount	securities	Reserves	Deficit	Total

Balance, October 31, 2021	157,154	$13,276,909	$-	$400,936	$(17,621,043)	$(3,943,198)
Securities to be issued for financing costs	-	-	3,150,000	-	-	3,150,000
Shares issued for services	-	-	-	7,861	-	7,861
Net and comprehensive loss	-	-	-	-	(6,846,426)	(6,846,426)
Balance, April 30, 2022	157,154	$13,276,909	$3,150,000	$408,797	$(24,467,469)	$(7,631,763)

Balance, October 31, 2022	326,028	$23,845,704	$-	$1,137,814	$(26,386,314)	$(1,402,796)
Private placement units	118,667	973,419	-	-	-	973,419
Exercise of warrants	66,666	637,812	283	-	-	638,095
Shares issued for services	-	(361,539)	-	361,539	-	-
Financing costs	-	(205,982)	-	-	-	(205,982)
Share-based compensation	-	-	-	406,154	-	406,154
Net and comprehensive loss	-	-	-	-	(5,584,512)	(5,584,512)
Balance, April 30, 2023	511,361	$24,889,414	$283	$1,905,507	$(31,970,826)	$(5,175,622)

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Six months ended	Six months ended
	April 30, 2023	April 30, 2022
Cash flows from operating activities
Net loss	$(5,584,512)	$(6,846,426)
Items not affecting cash:
Amortization and depreciation	2,110	5,640
Share-based compensation	406,154	7,861
Gain on revaluation of warrant derivative	(1,473,271)	(181,078)
Write down of prepaid inventory	130,150	-
Accretion of promissory note	206,968	247,261
Unrealized foreign exchange	(21)	-
Gain on write-off of accounts payable	-	(1,005)
Listing expense	-	(27)
Financing costs	-	3,150,000

Changes in non-cash working capital
Accounts and other receivables	22,652	17,961
Inventory	98,391	167,057
Term deposit	18,506	-
Prepaid expenses and deposits	151,348	40,015
Accounts payable and accrued liabilities	1,279,135	(192,550)
Deferred revenue	(4,036)	224,850
Net cash flows used in operating activities	(4,746,426)	(3,360,441)

Cash flows from investing activities
Purchase of property and equipment	(1,405)	(2,042)
Net cash flows used in investing activities	(1,405)	(2,042)

Cash flows from financing activities
Proceeds from private placement warrants	2,742,069	-
Proceeds from convertible debentures	-	3,760,725
Proceeds from promissory notes	1,874,254	-
Proceeds from exercise of warrants	1,667	-
Share subscriptions received in advance	283	-
Proceeds from loans	508,225	-
Repayment of loans	(257,267)	-
Net cash flows provided by financing activities	4,869,231	3,760,725

Change in cash	$121,400	$398,242

Cash
Beginning of period	$72,921	$14,530
End of period	$194,321	$412,772

Supplemental cash flow disclosure
Interest	$-	$-
Taxes paid	$-	$-
Non- cash investing and financing activities
Fair value of warrants exercised	$636,160	$-
Broker warrants	$361,539	$-

The accompanying notes are an integral part of these condensed interim financial statements.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

1.	NATURE OF OPERATIONS AND GOING CONCERN

Bruush Oral Care Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on October 10, 2017. The Company is in the business of selling electric toothbrushes. The Company is located at 128 West Hastings Street, Unit 210, Vancouver, British Columbia V6B 1G8. The Company’s common shares are listed for trading on NASDAQ under the symbol “BRSH”.

As of April 30, 2023, the Company had a working capital deficit of $5,180,536, an accumulated deficit totaling $31,970,826. The ability of the Company to carry out its business objectives is dependent on its ability to secure continued financial support from related parties, to obtain equity financing, or to ultimately attain profitable operations in the future. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. Whether and when the Company can attain profitability and positive cash flows is uncertain. While the Company has been successful in securing financing in the past, there is no assurance that financing will be available in the future on terms acceptable to the Company.

These factors form a material uncertainty that may cast significant doubt upon the Company’s ability to continue as a going concern. These financial statements do not give effect to adjustments to the carrying value and classification of assets and liabilities and related expense that would be necessary should the Company be unable to continue as a going concern. If the going concern assumption is not appropriate, material adjustments to the statements could be required.

On July 7, 2023, the Company completed a 1-for-25 reverse split of its common shares (“the Consolidation”). The Consolidation is effective as of the close of business on July 31, 2023. Except where otherwise indicated, all historical share numbers and per share amounts have been adjusted on a retroactive basis to reflect following the Consolidation.

2.	BASIS OF PRESENTATION

Statement of compliance

These unaudited condensed interim financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2022.

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim financial statements are consistent with those applied and disclosed in the Company’s financial statements for the year ended October 31, 2022. In addition, other than noted below, the accounting policies applied in these unaudited condensed interim financial statements are consistent with those applied and disclosed in the Company’s audited financial statements for the year ended October 31, 2022.

These unaudited condensed interim financial statements were approved by the Board of Directors on September 13, 2023.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

Basis of presentation

These condensed interim financial statements have been prepared on a historical cost basis and presented in U.S. dollars which is the functional currency of the Company. The financial statements of the Company have been prepared on an accrual basis, except for cash flow information. The condensed interim financial statements have been prepared on a historical cost basis except for warrants and options, which are measured at fair value.

3.	ACCOUNTS AND OTHER RECEIVABLES

	April 30, 2023	October 31, 2022
Trade receivables	$52,879	$103,471
Sales taxes receivable	99,725	71,785
	$152,604	$175,256

4.	INVENTORY

Inventory consisted entirely of finished goods.

During the six months ended April 30, 2023, $434,994 (six months ended April 30, 2022 - $332,657) of inventory was sold and recognized in cost of goods sold, and $17,473 (six months ended April 30, 2022 - $89,646) of inventory was used for promotional purposes and recognized in other expense categories, such as selling and marketing and investor relations.

5.	PREPAID EXPENSES AND DEPOSITS

	April 30, 2023	October 31, 2022
Prepaid expenses	$67,418	$191,322
Deposits on inventory	317,864	475,458
Deposits	10,694	10,694
	$395,976	$677,474

Deposits on inventory relate to payment for inventory that is still to be received. During the six months ended April 30, 2023, the Company impaired deposits on inventory of $130,150 (October 31, 2022 – $Nil).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	April 30, 2023	October 31, 2022
Accounts payable	$1,661,284	$909,438
Accrued liabilities	647,323	435,850
	$2,308,607	$1,345,288

7.	PROMISSORY NOTE

On March 6, 2023, the Company issued an unsecured promissory note (“the Promissory note”) in a principal amount of $2,749,412. The Promissory note was issued at discount of 15% with a maturity date of July 18, 2023. The principal amount outstanding shall bear no interest during the period up until July 18, 2023. The Promissory note will only bear simple interest at the rate of 20% per annum in the event of default from the date of such non-payment until such amount is paid in full.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

A continuity of the Promissory note is shown below:

Balance October 31, 2022	$-
Additions	2,749,412
Discount	(412,412)
Transaction costs	(207,746)
Accretion	206,968
Balance April 30, 2023	$2,336,222

Subsequent to the period ended, the Company and the Promissory note holder (“the Holder”) entered into an agreement in which the Holder subscribed for convertible notes (Note 14) in lieu of repayment and Promissory note was cancelled in its entirety.

8.	RELATED PARTY TRANSACTIONS

Key Management Compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

All related party transactions are in the normal course of operations. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments.

Related party transactions with key management directors, subsequent and former directors and companies and entities over which they have significant influence over:

	Three months ended		Six months ended
	April 30, 2023	April 30, 2022	April 30, 2023	April 30, 2022
Consulting fees	$11,163	$35,790	$11,163	$-
Director fees	46,500	-	93,000	47,905
Professional fees	-	50,000	-	50,000
Salaries	224,949	70,880	321,234	110,354
Share-based compensation	203,268	-	405,419	-
	$485,880	$156,670	$830,816	$208,259

Accounts payable and accrued liabilities – As of April 30, 2023, $11,163 (October 31, 2022 - $33,918) due to related parties was included in accounts payable and accrued liabilities.

As at June 30, 2023, included in loans payable is $311,774 (September 30, 2022 - $Nil) due to the Chief Executive Officer of the Company. This loan is non-interest bearing, unsecured and payable on demand.

9.	SHARE CAPITAL

a)	Share capital

Authorized share capital

Unlimited Common Shares without par value.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

Shares outstanding

On July 29, 2022, the Company completed a share reorganization (the “Share Reorganization”) to redesignate all Class B shares to common shares and to convert the Class A shares to common shares. The Company also effected a share consolidation on the basis of 1 new share for each 3.86 shares outstanding (the “Consolidation”). Prior to the Share Reorganization and Consolidation, the Company had 6,824,127 Class A and 7,130,223 Class B common shares issued and outstanding. Immediately following the Share Reorganization and Consolidation, the Company had 3,615,116 common shares outstanding. Except where otherwise indicated, all historical share numbers and per share amounts have been adjusted on a retroactive basis to reflect the Share Reorganization and Consolidation.

The Company also completed another Share Reorganization on July 31, 2023 in which 1 new share was issued for each 25 outstanding shares. Prior to this Share Reorganization, a total of 12,784,209 common shares were outstanding and they were converted into 511,361 common shares. Except where otherwise indicated, all historical share numbers and per share amounts have been adjusted on a retroactive basis to also reflect this Share Reorganization.

Six months ended April 30, 2023:

On December 9, 2022, the Company closed a private placement pursuant (“the Private placement”) to a securities purchase agreement with institutional investors. The Company issued 118,667 units (“the units”) and 78,000 pre-funded units (“the pre-funded units”) at a purchase price of $15 per unit for gross proceeds of $2,948,050. The pre-funded units were sold at a purchase price of $14.98. Each of the units consists of one share of common stock and one non-tradable warrant (“the unit warrants”) exercisable for one share of common stock at a price of $15 for a period of 5.5 years from the closing date of the Private placement. The pre-funded Unit consist of one pre-funded common share purchase warrant of the Company (a “pre-funded warrant”) and one unit warrant. As at April 30, 2023, $283 had been received in advance as subscriptions for warrants still to be exercised.

In connection with the Private placement, the Company paid share issuance costs of $623,776 consisting of $295,000 in underwriting fees, $132,500 in legal fees and $196,276 in other related expenses. Total transaction costs of $623,776 were incurred relating to the Private placement and $205,982 was allocated to equity.

During the six months ended April 30, 2023, the Company issued 66,667 common shares as a result of the exercise of 66,667 warrants for total proceeds of $1,667. The weighted average market price of the Company’s common shares at the period of the exercise was $9.56 per share.

Six months ended April 30, 2022:

There were no share issuances during the six months ended April 30, 2022.

a)	Options

The Company has established a stock option plan for its directors, officers, employees, and consultants under which the Company may grant options (each, an “Option”) from time to time to acquire Shares. The exercise price of each Option shall be determined by the Board of Directors. Options may be granted for a maximum term of five years from the date of grant. Options are non-transferable and expire immediately upon termination of employment for cause, or within 30 days of termination of employment for cause, or within 30 days of termination of employment or holding office as director or officer of the Company or in the case of death. Unless otherwise provided in the applicable grant agreement, Options fully vest upon the grant thereof.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

Six months ended April 30, 2023:

On April 3, 2023, the Company granted 40,800 stock options to its directors and officers. Each option is exercisable for one common share in the capital of the Company at an exercise price of $6.25 per share. These options vest over four years from the date of grant and expire on April 3, 2028. The fair value of the options was estimated to be $162,384 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – $6.48, exercise price $6.50, expected dividend yield - 0%, expected volatility - 72%, risk-free interest rate – 2.94% and an expected remaining life – 5 years.

Six months ended April 30, 2022:

There were no option grants during the six months ended April 30, 2022.

During the six months ended April 30, 2023, the Company recognized share-based compensation expense of $6,245 for the vesting of options (six months ended April 30, 2022 - $7,862).

As at April 30, 2023, the following options were outstanding and vested, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
3,207	CAD$172.50	November 9, 2025	3,207
40,800	$6.25	April 3, 2028	-
44,007			3,207

b)	Warrants

During August 2022, the Company’s volume weighted average stock price was less than the exercise floor of $52 as per the agreements for the warrants issued as part of the units offered in the Company’s initial public offering (“IPO”) as a result, the following occurred:

●	Effective after the closing of trading on November 3, 2022 (the 90th calendar day immediately following the issuance date of the Warrants), the exercise price of all IPO warrants was reset from $104 to $52 (“reset price”). The other terms of the IPO warrants remained unchanged.
●	On November 3, 2022, the Company also issued to an aggregate amount of 266,420 additional warrants (“the additional warrants”) to purchase 266,420 shares of common stock. The Additional Warrants expire November 3, 2027 and are exercisable at a price of $52.

Continuity of the warrants issued and outstanding as follows:

	Number of warrants	Weighted average exercise price
Outstanding, October 31, 2021	29,210	$196.75
Granted	174,078	105.50
Outstanding, October 31, 2022	203,288	$118.75
Granted	553,019	5.25
Exercised	(66,667)	0.025
Outstanding, April 30, 2023	689,640	$46.00

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

The following table discloses the number of warrants outstanding as at April 30, 2023:

Number of warrants	Price	Expiry date
10,736	CAD$86.75	August 3, 2024
18,474	CAD$260.50	August 3, 2024
163,565	$52	August 4, 2027
10,514	$130	August 4, 2027
11,931	$0.025	August 4, 2027
266,420	$52	November 3, 2027
118,667	$15	June 9, 2028
78,000	$15	June 9, 2028
11,333	$0.025	No expiry
689,640

As at April 30, 2023, the weighted average life remaining of warrants outstanding is 4.36 years.

c)	Restricted Share Awards

On June 30, 2022, the Company issued 19,689 Restricted Share Awards (“RSU” or “RSU’s”) to directors of the Company. The RSU’s vest over a period of three years, in three equal tranches on the first, second, and third anniversaries of the grant date. At October 31, 2022, none of the RSU’s had vested. The Company recognizes the share-based payment expense over the vesting terms. The share-based compensation costs for the RSU’s are based on the share price at the date of grant at a price of $71.25 per RSU.

During the six months ended April 30, 2023, the Company recognized share-based compensation expense of $399,909 for the vesting of RSUs (Six months ended April 30, 2022 - $nil).

As at April 30, 2023 and October 31, 2022, 19,689 RSU’s were outstanding.

10.	WARRANT DERIVATIVE LIABILITY

In July and August 2020, in connection with a private placement, the Company issued 10,710 warrants with an exercise price of CAD$86.75 ($66.50) per warrant with an expiry date of twenty-four months from the time the Company completes a bone-fide public offering of common shares under a prospectus or registration statement filed with the securities regulatory authorities in Canada or the United States (the “Liquidity Event”). As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instrument measured at fair value at the end of each reporting period. On July 29, 2022, the Company amended the exercise price of 3,461 of the warrants to $66.50. As a result, the derivative liability associated with these warrants at the time of $136,047 was derecognized and recorded to equity. The fair value at the time of derecognition was based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock - $71.25, expected dividend yield – 0%, expected volatility – 100%, risk-free interest rate – 2.92% and an expected remaining life – 2.01 years. As at April 30, 2023, the fair value of the remaining 7,248 warrants which were not repriced (and therefore continue to be recognized as derivative financial instruments) was determined to be $122 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$8.75, expected dividend yield – 0%, expected volatility – 74%, risk-free interest rate – 3.72% and an expected remaining life – 1.26 years (2022 - $30,469 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$37.25, expected dividend yield – 0%, expected volatility – 72%, risk-free interest rate – 3.90% and an expected remaining life – 1.76 years).

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

In August and September 2020, in connection with a private placement, the Company issued 15,290 warrants with an exercise price of CAD$260.50 ($195) per warrant with an expiry date of twenty-four months from the Liquidity Event. As the warrants have an exercise price denominated in a currency other than the Company’s functional currency, they are derivative financial instrument measured at fair value at the end of each reporting period. As at April 30, 2023, the fair value of the warrants was determined to be $3 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – CAD$8.75, expected dividend yield – 0%, expected volatility – 74%, risk-free interest rate – 3.72% and an expected remaining life – 1.26 years. (2022 - $8,655 based on the Black-Scholes Option Pricing Model using the following assumptions: fair value of the underlying stock – CAD$37.25, expected dividend yield – 0%, expected volatility – 72%, risk-free interest rate – 3.90% and an expected remaining life – 1.76 years).

In August 2022, in connection with the units issued as part of the Company’s IPO, the Company issued 149,142 warrants with an exercise price of $104 per warrant with an expiry date of five years from the date of issuance. The warrants contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. On November 3, 2022 ,the exercise price of these warrants was reset from $104 to $52 the other terms of the IPO warrants remained unchanged (Note 9(b)).

As at April 30, 2023, the fair value of the warrants was determined to be $152,713 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 74%, risk-free interest rate – 3.04% and an expected remaining life – 4.27 years. (2022 – $1,097,323 based on the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $27.25, expected dividend yield – 0%, expected volatility – 67%, risk-free interest rate – 3.43% and an expected remaining life – 4.76 years).

Also in connection with the IPO, on November 3, 2022, the Company issued to an aggregate amount of 266,420 additional warrants to purchase 266,420 shares of common stock (Note 9(b)). The Additional Warrants expire November 3, 2027 and are exercisable at a price of $2.08. These warrants also contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. . If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. At issuance, the fair value of the warrants was determined to be $2,736,592 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $24.50, expected dividend yield – 0%, expected volatility – 68%, risk-free interest rate – 3.67% and an expected remaining life – 5 years. As at April 30, 2023, the fair value of the warrants was determined to be $291,303 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 73%, risk-free interest rate – 3.04% and an expected remaining life – 4.52 years.

In August 2022, in connection with the units issued as part of its December Senior Secured Promissory Notes, the Company issued 14,423 warrants with an exercise price of $104 per warrant with an expiry date of five years from the date of issuance. The warrants contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. At issuance, the fair value of the warrants was determined to be $488,147 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $70.25, expected dividend yield – 0%, expected volatility – 66%, risk-free interest rate – 2.79% and an expected remaining life – 5 years. As at April 30, 2023, the fair value of the warrants was determined to be $36,917 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 74%, risk-free interest rate – 3.04% and an expected remaining life – 4.27 years. (2022 – $106,119 based on the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $27.25, expected dividend yield – 0%, expected volatility – 67%, risk-free interest rate – 3.43% and an expected remaining life – 4.76 years).

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

During December 2022, in connection with the units issued as part of the private placement (Note 9), the Company issued 118,667 unit warrants with an exercise price of $15 with an expiry date of 5.5 years from the date of issuance. The warrants contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. At issuance, the fair value of the warrants was determined to be $806,581 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $10.25, expected dividend yield – 0%, expected volatility – 67%, risk-free interest rate – 3.07% and an expected remaining life – 5.5 years. As at April 30, 2023, the fair value of the warrants was determined to be $333,875 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 71%, risk-free interest rate – 3.04% and an expected remaining life – 5.11 years.

Also in connection with the private placement (Note 9), the Company issued 78,000 pre-funded warrants with an exercise price of $0.025 with no expiry date and another 78,000 unit warrants with an exercise price of $15 and with an expiry date of 5.5 years from the date of issuance for total proceeds of $1,168,051. These warrants also contain a cashless exercise provision which enables the holder to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercise multiplied by the fair value of the common shares less the exercise price with the difference divided by the fair value of the share. If a warrant holder exercises this option, there will be variability in the number of shares issued, therefore they are a derivative financial instrument measured at fair value at the end of each reporting period. At issuance, the fair value of the prefunded warrants and unit warrants was $747,917 and $420,134 respectively, the fair value of the pre-funded warrants was determined with reference to the fair value of the Company’s common shares and the fair value of the unit warrants was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $12.13, expected dividend yield – 0%, expected volatility – 67%, risk-free interest rate – 3.07% and an expected remaining life – 5.5 years. As at April 30, 2023 the fair value of the unit warrants was $219,458 respectively and was estimated using the Black-Scholes Options Pricing Model based on the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 71%, risk-free interest rate – 3.04% and an expected remaining life – 5.11 years.

During January 2023, 49,867 pre-funded warrants were exercised (Note 9) and a fair value loss of $39,565 was recognized from the fair valuation of these pre-funded warrants on the dates of exercise and their total fair value was $517,720.

A further 16,800 pre- funded warrants were exercised during April 2023 (Note 9) and a fair value gain of $53,340 was recognized from the fair valuation of these pre-funded warrants on the dates of exercise and their total fair value was $118,440.

As at April 30, 2023 the fair value of the remaining pre-funded warrants was deterimined to be $73,384 and was estimated using the Black-Scholes Options Pricing Model using the following assumptions: fair value of the underlying stock – $6.50, expected dividend yield – 0%, expected volatility – 71%, risk-free interest rate – 3.04% and an expected remaining life – 5.11 years.

From the total transaction costs of $623,776 that were incurred relating to the Private placement (Note 9), $417,794 was allocated to the derivative liability.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

The following is a continuity of the Company’s warrant derivative liability:

Balance, October 31, 2021	$1,582,977
Issued during the period	5,535,852
Change in fair value of derivative	(5,740,202)
Derecognition of warrant derivative	(136,047)
Balance, October 31, 2022	$1,242,580
Issued during the period	1,974,626
Change in fair value of derivative	(1,473,271)
Derecognition of warrant derivative	(636,160)
Balance, April 30, 2023	$1,107,775

11.	OTHER INCOME

During the year ended October 31, 2022, the Company fell victim to a cyber-scam that resulted in the Company making an inappropriate payment of $166,150.

During the six months ended April 30, 2023, the Company has filed an insurance claim and received an indemnity of CAD$217,943 ($159,324) in relation to the cyber-scam.

12.	FINANCIAL INSTRUMENT RISK MANAGEMENT

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	Level in fair value hierarchy	April 30, 2023	October 31, 2022
Amortized cost:
Cash		$194,321	$72,921
Term deposit		-	18,506
Accounts receivable		152,604	175,256
		$346,925	$266,683

Financial liabilities included in the statement of financial position are as follows:

	Level in fair value hierarchy	April 30, 2023	October 31, 2022
Amortized cost:
Accounts payable and accrued expenses		$2,308,607	$1,345,288
Loans payable		2,336,222	-
Due to related party		311,774	-

FVTPL:
Warrant derivative liability	Level 3	1,107,775	1,242,580
		$6,064,378	$2,587,868

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s cash, term deposits, accounts receivable and accounts payable and accrued liabilities as at approximate their fair value due to their short terms to maturity.

The following table shows the valuation techniques used in measuring Level 3 fair values for the derivative liability as well as the significant unobservable inputs used.

Type	Valuation technique	Key inputs	Inter-relationship between significant inputs and fair value measurement
Warrant derivative liability	The fair value of the warrant derivative liability at initial recognition and at period-end has been calculated using the Black Scholes option pricing model.	Key observable inputs ● Share price ● Risk free interest rate ● Dividend yield Key unobservable inputs ● Expected volatility

The estimated fair value would increase (decrease) if:

● The share price was higher (lower)

● The risk-free interest rate was higher (lower)

● The dividend yield was lower (higher)

● The expected volatility was higher (lower)

For the fair values of the derivative liability, reasonably possible changes to the expected volatility, the most significant unobservable input would have the following effects:

Unobservable Inputs	Change	Impact on comprehensive loss
		Six months ended April 30, 2023	Six months ended April 30, 2022
Volatility	20%	$435,415	$261,511

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

Credit risk

The Company’s principal financial assets are cash and trade accounts receivable. The Company’s credit risk is primarily concentrated in its cash which is held with institutions with a high credit worthiness. Credit risk is not concentrated with any particular customer. The Company’s accounts receivable consists primarily of GST receivable.

The Company’s maximum credit risk exposure is $152,604.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

Historically, the Company’s primary source of funding has been the issuance of equity securities for cash, primarily through the issuance of preferred shares. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s financial liabilities as at April 30, 2023:

	Within one year	Between one and five years	More than five years
Accounts payable and accrued expenses	$2,308,607	$-	$-

Foreign exchange risk

Foreign currency risk arises from fluctuations in foreign currencies versus the United States dollar that could adversely affect reported balances and transactions denominated in those currencies. As at April 30, 2023, a portion of the Company’s financial assets are held in Canadian dollars. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in United States dollars. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time. The Company is not exposed to any material foreign currency risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk.

Capital Management

In the management of capital, the Company includes components of shareholders’ equity. The Company aims to manage its capital resources to ensure financial strength and to maximize its financial flexibility by maintaining strong liquidity and by utilizing alternative sources of capital including equity, debt and bank loans or lines of credit to fund continued growth. The Company sets the amount of capital in proportion to risk and based on the availability of funding sources. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. Issuance of equity has been the primary source of capital to date. Additional debt and/or equity financing may be pursued in future as deemed appropriate to balance debt and equity. To maintain or adjust the capital structure, the Company may issue new shares, take on additional debt or sell assets to reduce debt.

13.	SEGMENTED INFORMATION

The Company’s breakdown of sales by geographical region is as follows:

	Six months ended April 30, 2023	Six months ended April 30, 2022
United States of America	$1,319,868	$1,079,617
Canada	81,756	32,191
	$1,401,624	$1,111,808

	Three months ended April 30, 2023	Three months ended April 30, 2022
United States of America	$295,627	$289,670
Canada	29,905	12,308
	$325,532	$301,978

BRUUSH ORAL CARE INC.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in U.S. dollars)

Three and six months ended April 30, 2023 and 2022

The Company’s breakdown of sales by product segment is as follows:

	Six months ended April 30, 2023	Six months ended April 30, 2022
Devices	$1,088,876	$665,475
Consumables	312,748	446,333
	$1,401,624	$1,111,808

	Three months ended April 30, 2023	Three months ended April 30, 2022
Devices	$280,450	$62,683
Consumables	45,082	238,295
	$325,532	$1,111,808

14.	SUBSEQUENT EVENTS

Litigation

During the subsequent period, litigation was brought against the Company by the Toronto Dominion Bank (“TD Bank”) in which TD Bank made a claim for an amount of $1,721,345 (the “Principal Amount”) relating to a bank overdraft. TD Bank and the Company reached a settlement agreement in which the Company agreed to repay the Principal Amount plus interest and additional costs. The Settlement was guaranteed by a letter of credit issued to TD Bank by the Royal Bank of Canada of $2,000,000.

Convertible debentures

On June 26, 2023, the Company completed its issuance of an unsecured convertible note with a principal aggregate amount of $3,341,176 (the “June 2023 Note”) to the Selling Securityholder with a maturity date of June 26, 2024. The conversion price in effect on any Conversion Date shall be equal to (i) for the first seven months following the date hereof, shall be $0.25, and (ii) following the seven month anniversary of the date hereof, 90% of the lowest closing price of the Company’s shares for the previous three Trading Days prior to the conversion date provided, however, that such price shall in no event be less than $0.15. A maximum of 22,274,507 shares of Common Stock are issuable by the Company upon conversion of the June 2023 note.

In connection with the issuance of the June 2023 Note, the Company entered into a securities purchase agreement with the Selling Securityholder and issued a common stock purchase warrant to purchase 10,023,530 shares of Common Stock (the “Purchase Warrant”), with an Exercise Price of $0.001 or on a cashless basis, to the Selling Securityholder. The Purchase Warrants will be classified as financial liabilities since the terms allows for a cashless net share settlement at the option of the holder.

Share capital

On August 25, 2023, the company offered warrant holders the option to exercise their existing warrants at $3.33 per share, resulting in 633,026 Warrant Shares being issued. Holders were also given new warrants (New Warrants) allowing them to purchase up to 250% of the exercised Warrant Shares at the same price, with an expiration date of June 9, 2028. The exercise of Existing Warrants led to the issuance of New Warrants for a total of 1,582,566 New Warrant Shares.

From August 1 to August 25, 2023, a total of 883,131 shares were issued from warrants being exercised for proceeds of $2,855,979. On August 10 and 14th, the company issued 50,000 and 150,000 common shares as compensation for consulting services.